82-1401

04024177

04 ... -7 ... 7:21

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

PROCESSED APR 09 2004 THOMSON FINANCIAL

SUPPL

1. Re: Cabo Mining Enterprises Corp. (the "Issuer").

   Trading Symbol: CBE.

2. Date Price Reservation Form Filed: ______.

   Date of News Release announcing Private Placement: February 11, 2004.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?

      Yes ☐ No ☒

      If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☒

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☒ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $4,170,000

5. Proposed use of proceeds:

   The majority of the funds will be used to satisfy the Company's purchase and working capital obligations with respect to the acquisition of Heath and Sherwood Drilling (1986) Inc. and Petro Drilling (Maritimes) Limited.

dlw 4/8

6. (a) Description of shares to be issued:

   (i) Class: Units. Each Unit consisting of 1 Common Share and ½ Warrant. **Subscription receipts will be issued to facilitate refunding of subscription monies.**

   (ii) Number: 5,559,995 .

   (iii) Price per security: $0.75 per unit .

(b) Description of Warrants to be issued:

   (i) Number of Warrants: 2,779,997.5 .

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 2,779,997 .

   (iii) Exercise price of Warrants: Year 1: $1.25 Year 2: $1.25

   Tier 1 Only: Year 3:_________ Year 4_________ Year 5_________

   (iv) Expiry date of Warrants: 2 Years from the Closing of the offering. .

(c) Description of Convertible Securities to be issued:

   (i) Number/ Aggregate principal amount: ________________ .

   (ii) Number of Listed Shares to be issued on conversion: ________________ .

   (iii) Expiry/Maturity date: ________________ .

   (iv) Interest rate: ________________ .

   (v) Conversion terms: ________________ .

   (vi) Default provisions: ________________ .

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 8,339,992 .

7. Issued and outstanding Listed Shares at the date of the price reservation: 12,296,914

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
American Resource Management Consultants Inc. 502 – 595 Howe Street, Vancouver B.C.		55,567	1,789,375	8.37%	I
Adrian Charles Brink 26 Park Parade Cambridge CB5 8AL		33,333	49,999	.23%	
Billy A. Brown 505 Moorside Drive San Antonio, TX 78239 U.S.A.		50,000	95,000	.44%	
Art Burrows 423 Elliot St. #3 Quesnel, B.C., V2J 1Y6		33,333	49,999	.23%	
D. Alex Caldwell 1380 Palmerston Avenue Vancouver, B.C. V7T 2H7		20,000	38,000	.18%	I
Jonathan Carlson 437 – 28th Avenue N.W. Calgary, Alberta T2M 2K7		40,000	60,000	.28%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
Mel Davis 1100 Grant St. Vancouver, B.C., V6A 2J6		10,000	15,000	.07%	
Rajiv Suryakani Desai 13 Heath Drive Sutton, Surrey SM2 5RP United Kingdom		175,000	262,500	1.23%	
Les Dobrzanski 140 Strathbury Cir S.W. Calgary, Alberta T3H 1P9		33,333	49,999	.23%	
Amanda Dollekamp 22 Scotsdale Court Brampton, Ont. L6W 3R8		235,000	352,500	1.65%	
Bob Drago 22 Scotsdale Court Brampton, Ont. L6W 3R8		235,000	352,500	1.65%	
Raetus Egli P.O. Box 1210 Pahrump, NV 89041 U.S.A.		88,000	132,000	.62%	
Raymond E. Francis 206 Henry Street Dallas, Texas 75225 U.S.A.		100,000	150,000	.70%	
William Gartside 7625 258th St. RR #1 Aldergrove, B.C., V4W 1V4		30,000	45,000	.21%	
Thunder Capital Management 601 Cleveland Street, Suite 310 Clearwater, FL 33755 U.S.A.		500,000	830,000	3.88%	
Tatiana Griffiths The Greenwood, Sandy Lane, Old Oxted, Surrey, RH8 9LU, UK		200,000	300,000	1.4%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
Hirakida Enterprises 6755 Linden Avenue Burnaby, B.C. V5E 3G5		11,000	16,500	.08%	
Randy Hirakida 6755 Linden Avenue Burnaby, B.C. V5E 3G5		14,000	21,000	.1%	
James Thomas Hedrick 4300 Abbott Dallas, TX 75205 U.S.A.		33,333	49,999	.23%	
Dennis Hommel 12641 Anvil Road Grass Valley, CA 95945 U.S.A		176,000	1,264,000	5.91%%	
Rebecca A. Hougher POBA 1270 2164 Westhills Drive Fairfield, IA 52556 U.S.A.		33,333	49,999	.23%	
HIS As Custodian Duncan Hsia 3909 Harvest Knoll Dr. Richardson, TX 75082-3783 IRA Acc#62y 835 127	Duncan Hsia 3909 Harvest Knoll Dr. Richardson, TX 75082-3783	290,000	435,000	2.04%	
HIS As Custodian Yujen Edward Hsia 1350 Ala Mona Blvd. c/o 3909 Harvest Knoll Dr., Richardson, TX 75082-3783 IRA Acc#62y 835 127	Yujen Edward Hsia 1350 Ala Mona Blvd. c/o 3909 Harvest Knoll Dr.Richardson, TX 75082-3783	70,400	105,600	.49%	
Phillip G. & Sue John 4601 Beverly Dallas, TX 75209		66,667	100,000	.47%	
Atalla Kasseberi 5592 Dorset Street Burnaby, B.C. V5J 1L5		40,000	160,000	.75%	
Bjoern Kubin Marienstr. 4 82335 Berg, Germany		25,000	37,500	.18%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
Gregory W. Kyle 1210 E. Colfax Avenue #207 Denver, CO 80218 US		46,667	70,000	.33%	
Kai Chi Lam 323 Romfield Circuit Thornhill, Ont. L3T 3J4		33,333	49,999	.23%	
Richard Lee 1902 – 4134 Maywood Street Burnaby, B.C. V5H 4C9		33,333	49,999	.23%	
Robert B. Lundgren 15786 Collingwood Crescent Surrey, B.C. V3S 0J3		33,333	56,999	.27%	
Rocque McClellan P.O. Box 5848 Pagosa Springs, Colorado 71147 U.S.A.		33,333	49,999	.23%	
Glenn McHarg 184 Mountsberg Road R.R. #2 Campbellville, Ont. L0P 1B0		7,000	10,500	.05%	
Herb Martin 18024 – 107 Avenue Edmonton, Alberta T5S 2J5		33,333	49,999	.23%	
Wilson K Mason 3852 Turtle Creek Dr. Dallas, TX 75219 USA		33,333	49,999	.23%	
Becky Mercer 257 Eastern Avenue Exeter, Ont. N0M 1S1		50,000	75,000	.35%	
Dr. Thomas Mintz M.D. 1500 Montana Avenue #201 Santa Monica, CA 90403 U.S.A.		17,600	26,400	.12%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
Munday Home Sales Ltd. #206 – 4400 Dominion Street Burnaby, B.C.V5G 4G3		132,000	198,000	.93%	
Frank Nahigian 46 Chauncey Street Watertown, MA 02472 U.S.A.		17,600	31,400	.15%	
Eric Nelson 534 Rancho Terrace Escondido, CA 92026 U.S.A.		39,733	59,599	.29%	
Kenneth Neybert and Helen Chan Neybert AB Living Trust 25203 Recife Drive Punta Gorda, FL 33983 U.S.A.		66,667	100,000	.47%	
688721 B.C. Ltd. 6236 Fremlin Street Vancouver, B.C. V5Z 3X3		238,000	357,000	1.67%	
Commonwealth Financial Services 3640 Crestridge Ct. Eagan, MN 55123 U.S.A.		66,667	100,000	.47%	
Peter & Margret Olar 55 Archibald Street Brampton, Ont. L6X 1M3		30,000	45,000	.21%	
Don Patterson 6335 Canada Way Burnaby, B.C.		100,000	445,400	2.1%	
Berva Patterson 6335 Canada Way Burnaby, B.C.		100,000	159,500	.75%	
Frank Joseph Penich 4895 – 12A Ave. Delta, B.C.,V4M 2B6		33,000	49,999	.23%	
Barry Powell 26529 Sheldon Ave. Santa Clarita, CA 91351 U.S.A.		33,000	49,999	.23%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
James Powell 900 Harvard Road Burbank, CA 91501 U.S.A.		33,333	49,999	.23%	
Eddy Roelz 5881 Beresford St. Burnaby, B.C. V5J 1K1		40,000	100,000	.47%	
J. Theodore Schwartz Jr. 503 Highland Drive Danville, CA 94526 U.S.A.		133,333	199,999	.94%	
Don F. Scott 108–13870 – 70th Ave. Surrey, B.C. V3W 0R9		34,000	78,000	.37%	
Sears Barry & Associates 840 Hillsdale Cres. Sudburry, Ont. P3E 3S9		33,333	676,191	3.16%	I
John B. Selden 424 S. Kenwood Avenue Royal Oak, MI 48067 U.S.A.		60,000	90,000	.42%	
William Scott Selden 28609 Pine Drive Evergreen, CO 80439 U.S.A.		60,000	90,000	.42%	
David Shapiro Las Vegas, Navada, USA		133,333	199,999	.94%	
Robert Shaw 8700 Spires Road Richmond, B.C. V6Y 1W2		166,667	311,000	1.46%	
Dr. Mark D. Shonfeld 1575 Beach Ave. Vancouver, B.C., V6G 1Y5		13,333	19,999	.09%	
CJS Consulting Ltd. 700 – 595 Howe Street Vancouver, B.C. V6C 2T5		66,667	192,000	.9%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
Stephen Silbernagel 700 – 595 Howe Street Vancouver, B.C. V6C 2T5		200,000	300,000	1.4%	
Peter B. Smith P.O. Box WWP Ketchikan, Alaska 99950 U.S.A.		52,800	84,200	.39%	
Sarah L. Smith 4673 W. Versailles Dallas, TX 75209 U.S.A.		66,667	100,000	.47%	
Jeff Smulders 9111 Arrowsmith Drive Richmond, B.C. V7A 4Y7		10,000	15,000	.07%	
Ivan Soloman 3994 33rd Avenue W. Vancouver, B.C. V6N 2H8		6,000	9,000	.04%	
Sam Szajman 658 – 51st Avenue West Vancouver, B.C. V6P 1C1		8,000	12,000	.06%	
Harvey Thal #300 – 1015 4th Ave. Calgary, Alberta T2R 1J4		25,000	37,500	.18%	
Larry Thal 1107 West 47th Vancouver, B.C		20,000	30,000	.14%	
Lyliane Thal 1107 West 47th Vancouver, B.C.		20,000	30,000	.14%	
Herb Tischer 216 Boisvert Place Fort McMurray, Alberta		33,333	49,999	.23%	
Perry Trestar 1055 47th Avenue W. Vancouver, B.C. V6M 2L3		10,000	15,000	.07%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
Wei Kang Tsai 8 Young Court Irvine,CA 92612 U.S.A		86,500	129,750	.61%	
Wei-Tek Tsai & Enyan Deng 10705 E Acoma Drive Scottsdale, AZ 85255 U.S.A.		44,000	66,000	.31%	
Sandreh P. Velain #104 – 4733 River Road West Delta, B.C. V4K 1R9		33,333	64,999	.3%	
Murray Wall 1859 Franklin Street Vancouver, B.C		20,000	30,000	.14%	
Dr. Roy S. Washburn 4573 Bordeaux Dallas, TX 75205 USA		66,667	100,000	.47%	
Watson Mobile Homes Ltd. 33466 Balsam Avenue Mission, B.C. V2V 5W6		20,000	30,000	.14%	
Danny Weinstein 1043 – 46th Ave. W. Vancouver, B.C. V6M 2J9		6,000	9,000	.04%	
Sailaway Holdings Ltd. R.R. #9 35846 McKee Road Abbotsford, B.C. V3G 2L6		33,333	49,999	.23%	
Galileo Equity Research Ltd. Citco Building Wickhams Roadtown, Tortola British Virgin Islands		105,600	158,400	.74%	
400596 B.C. Ltd. 25137 – 58th Avenue Aldergrove, B.C. V4W 1G6.		40,000	73,000	.34%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
Jean-Pierre Zombek Avenue du Karreveld, 37/3 Bruxelles, 1080 Belgium, Europe		100,000	150,000	.7%	
TOTAL		5,559,995			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement: N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.

Yes ☒ No ☐

If No, provide details regarding the relationship to the Issuer:

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Jason Hommel, 12641 Anvil Road, Grass Valley, California, U.S.A. 95945

(c) Cash: 7% on the first $500,000; 5% on the next $500,000; and 3.5% on the balance, payable in units at a deemed value of $0.75 per unit or in cash to $50,000 and the balance in units.

(d) Securities: See 10 (c)

(e) Expiry date of any Agent's Option N/A

(f) Exercise price of any Agent's Option: N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

The Company announced on February 17, 2004 a Brokered Private Placement in the amount of 7,228,916 Units (assuming full exercise of over-allotment) at a price of $0.83 per unit to raise gross proceeds of $5,999,999.77 (assuming full exercise of over-allotment) subject to TSX Venture approval. The Company has filed initial documentation with the TSX Venture Exchange.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ☐ No ☒

If Yes, describe all relevant terms:

N/A

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:

Yes ❑ No ❑

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions:__________________________________ .

(ii) For Previous Expedited Private Placements:_______________________ .

(iii) For this transaction:____

Total ((i) + (ii) + (iii)):____

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

   Yes ☒ No ☐

   If Yes, please provide an updated Notice highlighting the changes. Private Placement reduced from $5,000,000 to $4,170,000.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?

   Yes ☒ No ☐

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   None

   b) the date on which shareholder approval has or will be obtained for the transaction.

   N/A

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.

   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: March 30, 2004

John A. Versfelt
Name of Director and/or Senior Officer

Signature

President & CEO
Official Capacity

APPENDIX I

FORM 4C

TSX venture EXCHANGE

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   Name: HIRAKIDA ENTERPRISES

   Complete Address: 6755 LINDEN AVE BURNABY BC V5E 3G5

   Jurisdiction of Incorporation or Creation: VANCOUVER

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? No

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? NO

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ____________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
RANDY HIRAKIDA	VAN	BC	CANADA

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at VANCOUVER on MAR 12/04.

HIRAKIDA ENTERPRISES
(Name of Subscriber - please print)

(Authorized Signature)

PRESIDENT
(Official Capacity - please print)

RANDY HIRAKIDA.
(please print name of individual
whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

APPENDIX I

FORM 4C

TSX venture EXCHANGE

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   Name: MUNDAY HOME SALES LTD

   Complete Address: #206 - 4400 DOMINION STREET
   BURNABY, B.C. V5G4G3

   Jurisdiction of Incorporation or Creation: B.C.

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? NO

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? NO

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ____________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
MAX MUNDAY	BURNABY	B.C.	CANADA

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at BURNABY, B.C. on MARCH 9, 2004.

MUNDAY HOME SALES LTD.
(Name of Subscriber - please print)

(Authorized Signature)

PRESIDENT
(Official Capacity - please print)

MAX MUNDAY.
(please print name of individual
whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

APPENDIX I

FORM 4C

TSX venture EXCHANGE

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   Name: 688721 B.C. Ltd.

   Complete Address: 6236 Fremlin Street Vancouver, B.C. V5Z 3X3

   Jurisdiction of Incorporation or Creation: British Colombia

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? No

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? No

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
Carter Ng	Vancouver	B.C.	Canada
Monique Le Ksia	Richardson	TX	U.S.

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at Vancouver BC on 03/03/04.

688721 B.C. Ltd.
(Name of Subscriber - please print)

[signature]
(Authorized Signature)

Secretary
(Official Capacity - please print)

Carter Ng
(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

APPENDIX I

FORM 4C

TSX venture EXCHANGE

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   Name: CommonWealth Financial Services

   Complete Address: 3640 Crestridge Ct
   Eagan, MN 55123 - USA

   Jurisdiction of Incorporation or Creation: Minnesota, USA

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? No

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? No

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ____________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
VIET NGO	Eagan	MN	USA

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at 3/8/2004 on ________________.

COMMONWEALTH FINANCIAL SERVICES
(Name of Subscriber - please print)

[signature]
(Authorized Signature)

GENERAL PARTNER
(Official Capacity - please print)

VIET NGO
(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

APPENDIX I

FORM 4C

TSX venture EXCHANGE

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   Name: THUNDER CAPITAL MANAGEMENT

   Complete Address: 601 CLEVELAND STREET SUITE 310
   CLEARWATER, FL 33755

   Jurisdiction of Incorporation or Creation: DELAWARE

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? Y

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? Y

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in DELAWARE [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at CLEARWATER, FLORIDA on 2ND MARCH, 2004.

THUNDER CAPITAL MANAGEMENT
(Name of Subscriber - please print)

Richard J Greene
(Authorized Signature)

CHAIRMAN
(Official Capacity - please print)

RICHARD J. GREENE
(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

APPENDIX I

FORM 4C

TSX venture EXCHANGE

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   Name: CJS CONSULTANTS LTD.

   Complete Address: 700 - 595 HOWE STREET VANCOUVER, BC V6C 2T5

   Jurisdiction of Incorporation or Creation: BRITISH COLUMBIA

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? NO

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? NO

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ____________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
CORRY SILBERNAGEL	VANCOUVER	BC	CANADA

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at VANCOUVER, BC on MARCH 15/04.

CSS CONSULTANTS LTD.
(Name of Subscriber - please print)

[signature]
(Authorized Signature)

President
(Official Capacity - please print)

C. SILBERNAGEL
(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

APPENDIX I

FORM 4C

TSX venture EXCHANGE

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   Name: 400596 BC Ltd

   Complete Address: 25137 - 58 ave
   Aldergrove - BC. V4W 1G6

   Jurisdiction of Incorporation or Creation: BC

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? NO

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? NO

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ____________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
SAM YOSHIOKA	Aldergrove	BC V4W 1G6	Canada

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at Mar 10 / 04 on ______________________.

____
(Name of Subscriber - please print)

400596 BC Ltd [signature]
(Authorized Signature)

[signature] Pres.
(Official Capacity - please print)

SAM YOSHIOKA
(please print name of individual
whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

APPENDIX I

FORM 4C

TSX venture EXCHANGE

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   Name: WATSON MOBILE HOMES LTD.

   Complete Address: 33466 BALSAM AVE.
   MISSION B.C. V2V 5W6

   Jurisdiction of Incorporation or Creation: BRITISH COLUMBIA

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? NO

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? __________

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ____________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
KEN WATSON	MISSION	BC.	CANADA

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at MISSION on MARCH 12 2004.

WATSON MOBILE HOMES LTD
(Name of Subscriber - please print)

[signature]
(Authorized Signature)

PRESIDENT
(Official Capacity - please print)

KEN WATSON
(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

APPENDIX I

FORM 4C

TSX venture EXCHANGE

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   Name: SailAWAY Holdings LTD

   Complete Address: RR #9 35-846 McKee Rd
   ABBOTSFORD, BC V3G 2L6

   Jurisdiction of Incorporation or Creation: BC.

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? (No circled)

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? (No circled)

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ____________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
Pres & Sec / AL SHEARER	ABBOTSFORD	BC	CANADA

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at ~~March 8~~ Abbotsford on March 8, 2004.

Sailaway Holdings Ltd
(Name of Subscriber - please print)

X [signature]
(Authorized Signature)

President
(Official Capacity - please print)

Al Shearer
(please print name of individual
whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

APPENDIX I

TSX venture EXCHANGE

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   Name: Galileo Equity Research Ltd.

   Complete Address: Citco Building, Wickhams Cay
   Roadtown, Tortola British Virgin Islands

   Jurisdiction of Incorporation or Creation: British Virgin Islands

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? No

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? No

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
Chung Ok Kang	Seoul		South Korea
Christine Kang	Los Angeles	CA	USA
Steven Wood	Los Angeles	CA	USA

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at Los Angeles, CA on 3/15/04.

Galileo Equity Research Ltd.
(Name of Subscriber - please print)

[signature]
(Authorized Signature)

Director
(Official Capacity - please print)

Chung Ok Kang
(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT